Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), Northern Dynasty Minerals Ltd. (the "Company") is only required to deliver annual and interim financial statements and the related Management's Discussion & Analysis ("MD&A") to a person or company owning common shares ("Holders") of the Company who requests them.  If you wish to receive printed copies of the Company's annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the return form (the "Return Form") on the back of this page.  Please forward the completed Return Form to the Company at the following address:

NORTHERN DYNASTY MINERALS LTD.

14th Floor, 1040 West Georgia Street
Vancouver, BC V6E 4H1

Tel: 604-684-6365

Fax: 604-684-8092

Toll Free: 1 800 667-2114
Email: info@northerndynasty.com

The Company reserves the right, in its discretion, to choose to send the annual / interim financial statements and MD&A, either to all registered holders, or to all registered holders and beneficial owners who are identified under NI 51-102 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or to otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner's standing instructions under NI 51-102 in respect of such financial statements and MD&A.  Notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements and related MD&A, you should complete and return the Return Form to the Company.

Please note that a Return Form will be mailed to you each year.  This Return Form is a request to receive:

(i) annual financial statements and MD&A for the fiscal year ending December 31, 2025; and/or

(ii) interim financial statements and MD&A which the Company may send to securityholders in 2026 and any other period prior to the Company sending a new request form.

If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company's financial statements and MD&A may be accessed under the Company's SEDAR+ profile at www.sedarplus.ca.

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

NORTHERN DYNASTY MINERALS LTD. (the "Company")

If you would like to receive financial statements and MD&A by email, please provide us with your email address: _________________________________________________________
(Please mark the appropriate box with an "X")
Registered Holder
❏ The undersigned is a registered holder of common shares of the Company and:
(a) hereby requests that the Company send the undersigned a copy of the Annual Financial Statements for the fiscal year ended December 31, 2025 and the related MD&A; and/or	❏
(b) hereby requests that the Company send the undersigned a copy of the Interim Financial Statements and the related MD&A for all fiscal quarters in 2026 and any subsequent quarters before a new Return Form is sent by the Company.	❏
Non-Registered Holder
❏ The undersigned is a beneficial holder of common shares of the Company and:
(a) hereby requests that the Company send the undersigned a copy of the Annual Financial Statements for the fiscal year ended December 31, 2025 and the related MD&A; and/or	❏
(b) hereby requests that the Company send the undersigned a copy of the Interim Financial Statements and related MD&A for all fiscal quarters in 2026 and any subsequent quarters before a new Return Form is sent by the Company.	❏

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:
(please print)
Address:

Postal/Zip Code
Signature:	Date:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAME AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.

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www. northerndynastyminerals.com